Transfer Agreement Instructions

TO SELL YOUR SHARES, PLEASE COMPLETE THE TRANSFER AGREEMENT:

1. Print the Name and Address information as it appears on the Notification of Offer to Purchase that you received, PLUS your Email Address and Phone Number.

2.(a)Check the box to sell ALL your Shares, OR fill in the number you wish to sell.

 (b)Check the ‘ALL OR NONE’ box if you do not want to sell unless Purchaser will be able to buy all of your Shares. In other words, if the Offer is oversubscribed, you do not want to sell only a prorated portion of your Shares.

3.(a)Sign the Agreement, print your name and the date. Provide your social security number or the tax number of the entity that you are signing for. Each Joint Owner must sign.

 (b)Have your bank or broker stamp a Medallion Guarantee next to each signature.

4.PLEASE INCLUDE THE DOCUMENTS LISTED BELOW AS APPROPRIATE FOR YOUR SITUATION:

Shares held in an IRA or other custodial account: put the name of the custodian, FBO name, and account number in Section 1 of the Transfer Agreement, on the Name lines.

Shares held in Trust: copy of trust agreement pages which identify the trust, trustee(s) & the signature page(s).

Shares held by Deceased/Estate: certified copy of death certificate, plus the will, letters testamentary or court order naming administrator or executor.

Shares held by Partnership: copy of partnership agreement.

Shares held by Corporation: copy of corporate resolution for authority to sell.

Shares held by Limited Liability Company: copy of operating or members agreement.

Shares held in Pension/Profit-Sharing Plan: copy of adoption agreement/bylaws identifying name of trust & signature(s) of trustee(s).

Share Certificates: It is our understanding that this company has not issued certificates to shareholders.

QUESTIONS? Call Everest at (800) 611-4613, or email your questions to LandmarkOffer@everestworld.com.

SEND ORIGINAL TRANSFER AGREEMENT TO:

Everest - 199 S. Los Robles Avenue, Suite 200, Pasadena, CA  91101